SIEBEL SYSTEMS, INC. AMENDED 2005 EXECUTIVE BONUS PLAN

Purpose:

The terms of the Amended 2005 Executive Bonus Plan (the "Plan") have been established to reward the Company's executives and other senior management for assisting the Company in achieving its operational goals through exemplary performance. As further described below, under the Plan, the overall bonus pool for cash bonuses, if any, will be funded based on the achievement of a specified corporate goal, and the awarding of individual cash bonuses, if any, will be made based on a review of individual performance, which is determined at the discretion of the Compensation Committee.

Determination of 2005 Cash Bonuses:

The overall bonus pool for potential cash bonuses under the Plan (the "Bonus Pool") is based on the Company's targeted 2005 non-GAAP operating income as approved by the Compensation Committee (the "Target Operating Income"). The Bonus Pool will range from 33% to a maximum of 150% of the target bonus pool as approved by the Compensation Committee depending on the extent to which the Company's actual 2005 non-GAAP operating income meets, exceeds or falls short of the Target Operating Income.

The individual target bonus levels for participants in the Plan will be set forth as a percentage of base salary. The actual bonuses payable to participants will be paid out of the Bonus Pool based on the evaluation of performance objectives which reflect, among other things, the participant's contribution to Company and business unit performance, as appropriate, demonstration of the Company's core values and exceptional leadership, or on other criteria to be determined by management and approved by the Compensation Committee.

The Company's Board of Directors and Compensation Committee reserve the right to modify these performance goals and objectives at any time or to grant bonuses to participants even if the performance goals and objectives are not met.